VG SmartGlass Capitalization Table- December 2016

Member	Units	Percentage Interest	Vested	Vested Percentage Interest	Unvested
VG Glass Holdings	400	20.00%	400	20.00%	0
Victoria Trainor	240	12.00%	160	7.00%	80
Kristine Kozul	160	8.00%	80	4.00%	80
TCR Ventures LLC	220	11.00%	100	5.00%	120
ST Labs Inc. (SmarterShade)	500	25.00%	500	25.00%	0
Allocated for New Investors	280	14.00%	280	14.00%	0
Allocated for CEO	100	5.00%	35	1.75%	65
Option Pool- Mgmt Team	100	5.00%	35	1.75%	65
TOTAL	**2000**	**100%**	**1590**		**410**